Exhibit 99.1

Therapix Biosciences and Destiny Biosciences Global Corp. Mutually Decide to Discontinue Negotiations on Planned Merger

TEL AVIV, Israel, Nov. 7, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, along with Destiny Biosciences Global Corp. ("Destiny"), announced today the mutual decision to discontinue negotiations on the previously announced proposed merger.

On July 23, 2019, Therapix announced the signing of a Letter of Intent for a proposed merger with Destiny. According to the Letter of Intent, the parties agreed to allow until October 31, 2019 to complete definitive agreements before abandoning the transaction. On October 10, 2019, the Company announced that its Board of Directors had provided additional time to complete definitive agreements.

"Having discontinued our negotiations with Destiny, Therapix is considering other options to achieve the benefits of a merger, which includes exploring other strategic offers we've received and continuing to develop our unique technologies," said Ascher Shmulewitz, MD, PhD, Therapix's Chairman and Interim CEO. "We are encouraged by the interest of third parties during these negotiations in the Company's technology, which has been validated in scientific studies as we continue to uncover unique solutions, including a study for a new CBD drug candidate THX-210, intended for the treatment of epilepsy as well as inflammatory conditions."

About Therapix Biosciences

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; THX-160 for the treatment of pain; and an additional drug development program based on non-psychoactive cannabinoid cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward-looking statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses considering other options to achieve the benefits of a merger, which includes exploring other strategic offers received, continuing to develop unique technologies and solutions and plans for THX-210. Such offers are only preliminary and may not result in a new merger agreement, or if they do, any such merger will be subject to conditions. Further, we may change our development plans. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions.  Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019 and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact

IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com